1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2010	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the 2010 First Class Meeting of the holders of H Shares to be held on Friday, 25 June 2010

The Number of H Shares Represented by the Proxy Form (1)

I/We2	,

Address[2]	,

being the registered holder(s)                                                                                   1 of H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Class Meetingof the holders of H Shares or                                                   of                                                                                                                                             as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Class Meeting of the holders of H Shares of the Company (and/or at any adjournment thereof) to be held at Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 11:30 a.m. on 25 June 2010. The proxy/proxieswill vote on the resolutions listed in the Notice of Class Meeting of the holders of H Shares as hereunder indicated or,unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

SPECIAL RESOLUTION		FOR[4]	AGAINST[4]
1.	To consider and approve the mandate on authorizing the board of directors to repurchase H Shares of the Company

Signature[7]:	Date: 2010

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the Class Meeting of the holders of H Shares is to be appointed as proxy, please delete “the Chairman of the Class Meeting of the holders of H Shares or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Class Meeting of the holders of H Shares other than those referred to in the notice convening the Class Meeting of the holders of H Shares.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 24 hours before the time appointed for the holding of the Class Meeting of the holders of H Shares (or any adjournment thereof).
7.	A proxy attending the Class Meeting of the holders of H Shares must present his proof of identity.
8.	Please refer to the notices of the Company dated 23 April, 2010 for further details.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2010 FIRST CLASS MEETING OF THE HOLDERS OF H

SHARES TO BE HELD ON FRIDAY, 25 JUNE 2010

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies(2)) the 2010 first class meeting of the holders of H Shares of the Company to be held at 11:30 a.m. on 25 June 2010 at Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC.

Name(s) (as appearing in the register of Members)(1)

Number of H shares registered under my/our name(s)(2)

Correspondence address(1)

Telephone number

Signature(s):	Date: 2010

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please delete the option which is not applicable in “in person/by a proxy/proxies” and “my/our”.
3.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC on or before 4 June 2010. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310